CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411     Fax : (65) 6226 0502
August 4, 2006
Via Edgar and Facsimile (1-202) 942-9636
United States Securities and Exchange Commission
Mail Stop 5546
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Cecilia D. Blye Chief Office of Global Security Risk

Peggy Fisher Assistant Director Division of Corporation Finance

James Lopez

Re:	China Yuchai International Limited Form 20-F Filed July 15, 2005 (File No. 1-13522)
Ladies and Gentlemen:
Set forth below is China Yuchai International Limited’s (“CYI”) response to the Staff’s comments in Cecilia Blye’s letter dated June 14, 2006. For the Staff’s convenience, the Staff’s comments are set forth before each response.
General
1.	We note public media reports that you export a significant percentage of your international sales are sales to Cuba, which is identified as a state sponsor of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to operations in, or ties to, Cuba. Please describe your operations in, and ties to, Cuba, if any, and discuss their materiality to you in light of Cuba’s status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and other contracts with, Cuba, including through subsidiaries, affiliates, distribution agreements and other direct and indirect arrangements.
1.	CYI confirms to the Staff that a very small number of the diesel engines manufactured by its Chinese operating subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), are exported by Yuchai to Cuba. However, for the reasons set forth below, CYI does not believe that these export sales are material to its current, past and anticipated operations or to its security holders.

Historical unit and revenue data for export sales to Cuba for fiscal years 2003, 2004 and 2005 are set forth in Appendix 1 to this letter. This data shows the insignificance of these export sales to Yuchai’s operations in these prior three years. For example, in 2005, of the 230,228 diesel engine units sold by Yuchai, only 339 units, or 0.15% of total production, was exported to Cuba. Similarly, the sales revenue contribution from these Cuban exports represented only 0.11% of Yuchai’s total sales revenue in 2005. Similar insignificant unit and revenue data occurred in 2003 and 2004. Given the de minimis nature of the amounts involved, CYI does not believe that its export sales to Cuba have constituted a material investment risk to its security holders. Accordingly, CYI believes that no specific reference was needed to this insignificant export data in its annual report on Form 20-F for the fiscal year ended December 31, 2004 filed on July 15, 2005.

CYI has reviewed the media reports referred to in the Staff’s comments. It appears that the recent publicity originated from a memorandum of understanding which was signed on March 31, 2006 between Yuchai, a Chinese export agency and representatives of the Cuban Ministry of Transportation. The memorandum of understanding contemplates that Yuchai will supply approximately 20,000 diesel engines to the Cuban government over the next four years. Based on current market value of such engines spread over four years, relative to Yuchai’s current and forecasted production and revenue levels, these export sales are not expected to significantly lift Yuchai’s total production or revenue.

CYI has included additional information in its Form 20-F for the fiscal year ended December 31, 2005 being filed with the Commission concurrent with this response letter relating to its export markets (including Cuba) generally, as well as this memorandum of understanding in particular. CYI has also included a statement confirming its view that sales pursuant to this memorandum of understanding are not expected to have a material impact on Yuchai’s unit production or sales revenue. See Item 4. Information on the Company — Business Overview — Sales, Marketing and Services” of the Form 20-F for the fiscal year ended December 31, 2005.
2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The

Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced legislative actions directed toward companies that have business contacts with Cuba.
2.	Given the de minimis nature of CYI’s dealings with Cuba (outlined above), CYI does not believe that this represents a material concern for CYI’s investors, from either a quantitative or qualitative perspective. CYI acknowledges that investor awareness in the United States and elsewhere has been heightened in recent years regarding investments in companies which have dealings with state sponsors of terrorism. CYI confirms to the Staff that it has considered the relevance of such issues to CYI’s present and planned business activities in preparing its disclosure to investors. However, CYI reiterates that it firmly believes that such concerns are inapplicable to either CYI or its affiliates.
3.	We note disclosure in Hong Leong Asia Ltd.’s “Second Quarter And Half Year Financial Statement and Dividend Announcement For The Period Ended 30 June 2005” that your parent company, Hong Leong Asia Ltd., exports products through a subsidiary to North Korea. Please discuss the materiality of your parent’s business contacts with North Korea to your company, and whether those contacts constitute a material investment risk for your security holders. Address specifically the impact Hong Leong Asia’s North Korea contacts may have upon your reputation and share value. We note, in this regard, the Arizona, Louisiana and Pennsylvania legislative actions referenced in the preceding paragraph.
3.	Historical unit and revenue data for export sales to North Korea by a subsidiary of CYI’s parent company, Hong Leong Asia Limited (“HLA”), for fiscal years 2003, 2004 and 2005 are set forth in Appendix 2 to this letter. The HLA subsidiary is Henan Xinfei Electric Co., Ltd. and the principal products which it exports are household refrigerators, as well as other consumer electrical applicances. As with CYI’s dealings with Cuba, these export sales by CYI’s sister company are immaterial in both quantitative and qualitative terms. Given their de minimis nature, CYI does not believe that these dealings are material to CYI or its share value, and therefore do not require specific disclosure in CYI’s periodic filings.
As requested by the Staff, CYI hereby acknowledges that:
•	CYI is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CYI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact Mr. Philip Ting Sii Tien at (65) 6220 8411.

Respectfully submitted,

/s/ Philip Ting Sii Tien

Philip Ting Sii Tien
Director and Chief Financial Officer
Enclosures:

cc:	Ms. Sheila Murugasu, China Yuchai International Limited Mr. Michael Sturrock, Latham & Watkins LLP, Singapore

Appendix 1
Sales of Units of Diesel Engines
by Guangxi Yuchai Machinery Company Limited (“Yuchai”)
to Cuba for the years 2003, 2004 and 2005

	Worldwide		Cuba
					Total sales revenue	% of total Yuchai revenue
	Total number of units	Total Yuchai	Number of units	% of total units sold	by Yuchai to Cuba	from sales by Yuchai of
	sold worldwide by	revenue from	sold by Yuchai	by Yuchai to Cuba	in fiscal year	units to Cuba
Fiscal Year	Yuchai in fiscal year	worldwide unit sales	to Cuba	in fiscal year	(US$)(1)	in fiscal year
2003	172,219	552,159,729	130	0.08	337,233	0.06
2004	206,628	674,451,157	510	0.25	1,340,683	0.20
2005	230,228	704,335,286	339	0.15	802,298	0.11

Total	609,075	1,930,946,172	979	0.16	2,480,214	0.13

(1)	Amounts have been converted from Chinese Renminbi to United States dollars at a convenience translation rate of Rmb8.2765 to US$1. Amounts shown are exclusive of rates above.

Appendix 2
Sales of Units of Electronic Goods (Principally Refrigerators)
by Henan Xinfei Electric Co., Ltd. (“Xinfei”)
to North Korea for the years 2003, 2004 and 2005

	Worldwide		North Korea
				% of total units sold	Total sales revenue to	% of total Xinfei revenue
	Total number of units		Number of units sold	by Xinfei to	North Korea by Xinfei	from sales of units by
	sold worldwide by	Total revenue from	by Xinfei to	North Korea	in fiscal year	Xinfei to North Korea
Fiscal Year	Xinfei in fiscal year	worldwide unit sales	North Korea	in fiscal year	(US$)(1)	in fiscal year
2003	1,970,587	280,350,631	3,907	0.20	388,033	0.14
2004	2,390,084	358,452,486	27,224	1.14	2,806,919	0.78
2005	2,814,255	440,144,626	31,438	1.12	3,372,417	0.77

Total	7,174,926	1,078,947,743	62,569	0.87	6,567,369	0.61

(1)	Amounts have been converted from Chinese Renminbi to United States dollars at a convenience translation rate of Rmb8.2765 to US$1. Amounts shown are exclusive of rates above.